Exhibit 99.1

Skycorp Solar Group Ignites Growth Drive with Digital Asset Reserve Account Activation and Renewable Energy Expansion

Ningbo, China, August 12, 2025 (GLOBE NEWSWIRE) – Skycorp Solar Group Limited (“Skycorp” or the “Company”) (NASDAQ: PN), a solar PV product provider engaged in the manufacture and sale of solar cables and solar connectors, today announced two strategic initiatives under the oversight of its newly formed Investment Committee: the activation of its Strategic Digital Asset Reserve Account (the “Account”) and the continued expansion of its renewable power generation portfolio. Both initiatives form the core of the Company’s long-term growth framework, the “Pegasus Strategy.”

Digital Asset Treasury Strategy & Account Activation

The newly activated Account enables Skycorp to commence systematic acquisition of Bitcoin (BTC), Ethereum (ETH), and stablecoins as long-term strategic assets. As part of its capital allocation policy, the Company has adopted a disciplined investment approach in the blockchain economy.

On August 12, 2025, the Company executed its first transaction under this framework, initially acquiring 32.76 ETH under an automated crypto trading bot. In the long term, more ETH will be purchased to diversify the treasury and position the Company to capture opportunities within the digital asset sector. All transactions will be conducted under rigorous compliance, risk management, and regulatory disclosure protocols.

Renewable Energy Expansion

In parallel, Skycorp has executed a definitive agreement to acquire an asset of 8,705KW solar power stations for total consideration of around RMB30.5 million ($4.25 million), with completion expected by the end of November 2025. Upon closing, these assets will be integrated into the Company’s renewable energy operations, strengthening its role in the green energy transition and supporting global decarbonization goals. The closing of the transaction is subject to customary closing conditions.

Investment Committee Governance

The Company’s Investment Committee, chaired by Mr. Weiqi Huang, Chairman and CEO of Skycorp, will oversee both renewable energy acquisitions and digital asset investments. The Committee will provide quarterly updates through earnings communications, ensuring transparency and accountability.

The Pegasus Strategy – Strong Body, Twin Wings

This dual-track expansion is considered by the Company as the “Pegasus Strategy” – the body symbolizing Skycorp’s proven manufacturing strength in solar cables and connectors, and the wings representing its twin growth engines.

“Manufacturing is the backbone of Skycorp, representing its core strength. Through lean production, technological innovation, and supply chain optimization, we continuously reinforce our manufacturing edge to ensure a solid and sustainable foundation for the business,” Mr. Huang stated.

“The left wing, renewable power station investment, is rooted in clean energy, where Skycorp is deepening its expertise in the development and operation of power stations to build a green energy ecosystem that delivers long-term low-carbon value. The right wing, digital assets, reflects forward-looking participation in the blockchain economy, with investments in Ethereum, Bitcoin, and stablecoins under a compliant framework to capture the opportunities of the digital age.”

About Skycorp Solar Group Limited

Skycorp Solar Group Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with worldwide clients, it aims to expand offerings of solar PV products and energy solutions for enterprise customers. For more information, please visit: https://ir.skycorp.com/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Skycorp Solar Group Limited

Cathy Li

Investor Relations

Email: ir@skycorp.com

Tel: +86 185 0252 9641 (CN)

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)